SECURITIE 15047485
Washington, D.C.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH. DC
201

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SEC FILE NUMBER
8- 50174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416-1297 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa C. Brooks 763-765-5310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL L BUYSSE
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Information

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

QUESTAR CAPITAL CORPORATION

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 27, 2015

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2014

Assets		
Cash and clearing deposit	$	12,031,298
Concessions receivable		4,858,282
Prepaid expenses		548,414
Deferred tax asset, net of valuation allowance of $1,106,995		3,041,376
Net receivables from affiliate		147,793
Receivables from registered representatives (net of allowance for uncollectible accounts of $219,166)		6,024,486
Total assets	$	26,651,649
Liabilities and Stockholder's Equity		
Commissions payable	$	5,863,764
Accrued expenses		5,087,237
Accounts payable		434,211
Deferred revenue		424,975
Total liabilities		11,810,187
Stockholder's equity:		
Common stock, no par value, 50,000 shares authorized and outstanding		113,728
Additional paid-in capital		144,532,182
Retained deficit		(129,804,448)
Total stockholder's equity		14,841,462
Total liabilities and stockholder's equity	$	26,651,649

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year ended December 31, 2014

Revenue:	
Concessions	$ 88,734,045
Other revenue	4,036,754
Total revenue	92,770,799
Expenses:	
Commissions	79,806,324
Salaries and employee benefit charges	8,773,933
Legal and compliance charges	4,868,343
Outside consulting	2,585,510
Information technology charges	1,173,317
Meetings and seminars	996,014
Advertising and public relations	904,128
Travel and entertainment	401,501
Other expenses	2,128,420
Total expenses	101,637,490
Loss before taxes	(8,866,691)
Income tax benefit	3,080,347
Net loss	$ (5,786,344)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2013	$	113,728	136,532,182	(124,018,104)	12,627,806
Capital contribution		—	8,000,000	—	8,000,000
Net loss		—	—	(5,786,344)	(5,786,344)
Balance at December 31, 2014	$	113,728	144,532,182	(129,804,448)	14,841,462

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(5,786,344)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in receivables from registered representatives		(2,252,826)
Decrease in concessions receivable		41,071
Decrease in prepaid expenses		62,008
Increase in accrued expenses		1,008,216
Decrease in accounts payable		(30,843)
Increase in commissions payable		418,549
Increase in deferred taxes		(431,857)
Decrease in deferred revenue		(4,599)
Increase in net receivables from affiliate		(1,902,554)
Net cash used in operating activities		(8,879,179)
Cash flows from financing activity:		
Capital contribution from parent		8,000,000
Net cash provided by financing activity		8,000,000
Net decrease in cash		(879,179)
Cash and clearing deposit at beginning of year		12,910,477
Cash and clearing deposit at end of year	$	12,031,298

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which in turn is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. which is a wholly owned subsidiary of Allianz SE, a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, and fixed index annuity products, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company does not carry or hold securities for customer accounts. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2014.

Receivables from Registered Representatives

The Company has a program which offers advanced commission and forgivable and non-forgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are forgiven based on the length of time each is outstanding and reaching predetermined production levels. The non-forgivable loans are paid back through a withholding of the registered representatives' commissions. As of December 31, 2014, the Company had advanced commission and loan receivables related to this program of $5,924,906. The receivables are stated net of write-offs and allowances for uncollectible

(Continued)

accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the collectability of the account. As of December 31, 2014, the Company recorded an allowance for uncollected loans of registered representatives of $28,800.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the collectability of the account. As of December 31, 2014, the gross receivable was $318,746, and the Company recorded an allowance for uncollected accounts of $190,366.

Securities Transactions

The Company's primary source of revenue is concessions received on sales of fixed indexed annuities, mutual funds, and variable annuities. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade-date basis. The clearing and depositing operations are provided by Pershing, LLC.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts. The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

(c) ***Recently issued Accounting Pronouncements – Adopted***

In December 2013, the FASB issued guidance to define a public business entity. This term will be used in future accounting guidance to separate requirements for public business entities from those for not-for-profit entities, private entities, and non-public employee benefit plans. The Company meets the definition of a public business entity under the new definition; however, this new definition does not require any current changes in accounting for public business entities. This guidance is effective beginning in December 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In July 2013, the FASB issued guidance about the presentation of unrecognized tax benefits. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance is effective for fiscal years beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In April 2013, the FASB issued guidance that requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity's governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. This guidance does not apply to investment companies under the Investment Company Act of 1940. The guidance is effective for annual reporting periods beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements that are not included in other guidance and for which the total amount of the obligation is fixed at the reporting date. Examples of such liabilities include debt arrangements, other contractual obligations, and settled legal and judicial rulings. The guidance is effective for fiscal years beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

(Continued)

In June 2013, the FASB amended the guidance used to determine if an entity is an investment company within the scope of the *Financial Service – Investment Companies* guidance. Entities that are investment companies under the Investment Company Act of 1940 continue to be investment companies for accounting. Additionally, entities that have both of the following criteria are also investment companies for accounting purposes: (1) it obtains funds from one or more investors and provide the investors with investment management services and commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income or both and (2) the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation. The guidance also requires an investment company that meets one of these accounting definitions to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting and to add disclosures to its financial statements. The guidance is effective for fiscal years beginning after December 15, 2013. The Company is not an investment company. Therefore, there was no impact on the Financial Statements as a result of adopting this guidance.

(d) Recently issued Accounting Pronouncements – To Be Adopted

In August 2014, the FASB issued an amendment to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required. The revisions are effective for annual periods ending after December 15, 2016 and for annual and interim periods, thereafter. The guidance is not expected to have an impact on the Financial Statements.

In May 2014, the FASB issued a new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer, 2) identifying separate performance obligations, 3) determining the transaction price, 4) allocating the transaction price to the separate performance obligations and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The guidance is effective for fiscal years beginning after January 1, 2017. The Company is currently evaluating the impact of this guidance on the Financial Statements.

In March 2014, the FASB guidance about the presentation of financial statements, and property, plant and equipment was amended. These amendments apply to either a component of an entity that either is disposed of or meets the criteria to be classified as held for sale or a business that, on acquisition, meets the criteria to be classified as held for sale. Under these amendments, a component of an entity or a group of components of an entity or a business is required to be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results. A strategic shift may include situations such as disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the entity. These amendments require additional disclosures about discontinued operations. The amendments in this standard should not be applied to a component of an entity that is classified as held for sale before the effective

(Continued)

date even if disposed after the effective date. The amendments are effective, prospectively, within annual periods beginning on or after December 15, 2014 and for interim periods within annual periods beginning on or after December 15, 2015. The Company does not expect a material impact to the Financial Statements as a result of adopting this guidance.

(2) Transactions with Related Parties

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays commission expenses on behalf of QAM, which are then charged to QAM on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2014, the Company paid $8,583,658 of commission expenses on behalf of QAM. At December 31, 2014, the Company had a receivable from QAM of $110,776.

The Company maintains selling agreements with Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life for the distribution of variable annuity products and Allianz Life for the distribution of fixed index annuity products. During 2014, these agreements resulted in concession revenue of $3,079,128 from ALFS and $32,037,307 from Allianz Life, which is 39.6% of the Company's total concession revenue.

The Company has an expense sharing arrangement where Allianz Life will pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2014, Allianz Life paid $17,639,097 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2014, $4,189,961 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2014, the Company had a receivable from Allianz Life of $37,450 due to overpayment of expenses in December 2014.

In 2014, Allianz Life adopted four board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $8,000,000 were made to the Company. All capital contributions were made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(3) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers-dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $787,375 as of December 31, 2014. At December 31, 2014, the Company had net capital of $4,080,847, which was $3,293,472 in excess of the minimum required.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.89:1 at December 31, 2014.

(5) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit for the year ended December 31, 2014, reflected on the Statement of Operations, is as follows:

Current tax benefit	$	2,648,490
Deferred tax benefit		431,857
Income tax benefit as reported	$	3,080,347

There was no provision for state income taxes reflected on the Statement of Operations for the year ended December 31, 2014, due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported on the statement of operations as follows:

Income tax benefit computed at the statutory rate	$	3,103,342
Allocated nondeductible expenses		(22,995)
Income tax benefit as reported	$	3,080,347

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2014, are as follows:

Deferred tax assets (liabilities):		
State net operating loss carryforward	$	1,106,995
Deferred compensation		1,566,417
Agent debt reserve		76,709
Litigation accruals		1,398,250
Total		4,148,371
Valuation allowance		(1,106,995)
Net deferred tax asset	$	3,041,376

Valuation allowance:		
Balance, beginning of year	$	(1,039,777)
Change in valuation allowance		(67,218)
Balance, end of year	$	(1,106,995)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $3,041,376 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse. The state net operating loss carryforward is not part of this agreement and is fully offset in the valuation allowance.

The Company is included in the consolidated group that is included in the federal income tax return filed by AZOA. The Company is no longer subject to U.S. federal and non-U.S. tax examinations for years prior to 2011, though examinations by certain U.S. state and local tax authorities may still be conducted for 2008 and subsequent years. The IRS recently conducted an examination of the amended consolidated returns filed by AZOA for the 2008 and 2009 tax years. These amended returns were accepted by the IRS as filed, and review by Joint Committee on Taxation is now ongoing. The IRS has not proposed any adjustments that materially affect the Company, and the IRS has not given notice that any subsequent tax periods are or will be under examination in the near future.

The Company had no unrecognized tax benefits as of January 1, 2014 and December 31, 2014. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2014, the Company had not recognized any interest and penalties.

Income taxes received by the Company were $2,648,490 in 2014.

(7) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess the likelihood of loss and whether the amount of loss can be reasonably estimated prior to making any accrual. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

Subsequent events have been evaluated through February 27, 2015, which is the date the financial statements were available to be issued.

Schedule I

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Net capital	$	14,841,462
Deduct–non–allowable assets:		
Net deferred tax asset		3,041,376
Receivables from registered representatives		6,024,486
Prepaid expenses		548,414
Receivable from affiliates		148,226
Concessions receivable		710,594
Pershing unsecured balances		64,398
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		4,293,968
Haircuts on cash and clearing deposit positions		213,121
Net capital		4,080,847
Minimum capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)		787,375
Net capital in excess of requirement	$	3,293,472
Aggregate indebtedness	$	11,810,620
Ratio of aggregate indebtedness to net capital		2.89 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 filed on January 27, 2015, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

QUESTAR CAPITAL CORPORATION

Computation for the Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

QUESTAR CAPITAL CORPORATION

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 201 SECTION

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 27, 2015

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have reviewed management's statements, included in the accompanying Questar Capital Corporation's Exemption Report (the Exemption Report), in which (1) Questar Capital Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions during the period from June 1, 2014 through December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Minneapolis, Minnesota
February 27, 2015

Questar Capital Corporation's Exemption Report

Questar Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from June 1 to December 31, 2014 except as described below:

During the period from June 1, 2014 through December 31, 2014, there were 2,637 instances where the Company did not promptly transmit customer funds and securities to its clearing broker-dealer by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

Of these instances, 2,566 were transmitted by the end of the next business day in accordance with our policies and procedures.

I, Melissa Brooks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Melissa Brooks,
Chief Financial Officer
Questar Capital Corporation

February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2644********************MIXED AADC 220
050174 FINRA DEC
QUESTAR CAPITAL CORPORATION
5701 GOLDEN HILLS DR
MINNEAPOLIS MN 55416-1297

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 35,691

B. Less payment made with SIPC-6 filed (exclude interest) (19,749)

7/28/2014
Date Paid

C. Less prior overpayment applied (339)

D. Assessment balance due or (overpayment) 15,604

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,604

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,604

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Questar Capital Corporation
(Name of Corporation, Partnership or other organization)

Melissa Brooz
(Authorized Signature)

Dated the 11 day of February, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 92,769,497
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	78,492,898
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	78,492,898
2d. SIPC Net Operating Revenues	$ 14,276,599
2e. General Assessment @ .0025	$ 35,691 (to page 1, line 2.A.)

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Questar Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Questar Capital Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting a difference in the calculation of the assessment due which resulted in a $1 overpayment; and

5. Compared the amount of any overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015